ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 March to 25 April 2013

DATE	DETAIL
25 April 2013	Notification of Board Changes

12 April 2013	Directors’ Other Appointment- P Aiken- Newcrest.

8 April 2013	Directors Interests-Share Incentive Plan-monthly update

5 April 2013	Capital Group- Updated notification of interests (11.02%)

2 April 2013	Voting rights and capital (end March/2012/13 year end issued share capital confirmed)

14 March 2013	Publication of Prospectus (National Grid plc Guaranteeing NGG Finance plc two Fixed rate securities issues- Euro 1.25Bn due 2076/ Euro 1Bn due 2073)

8 March 2013	Directors Interests-Share Incentive Plan-monthly update

7 March 2013	Director’s Interests on appointment- J Dawson

5 March 2013	Blocklisting Interim Review

1 March 2013	Voting rights and capital (end February issued share capital confirmed)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

28	March: National Grid announces new dividend policy and trading update

15	March: Approval of upstate New York rate case settlement

4	March: Board Appointment (new NED- Jonathan Dawson)